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Venezuela: Sincor Officially Transformed into a Mixed Company
Paris, February 8, 2008 — After issuing a decree in November 2007 creating the Mixed Company PetroCedeño, the Venezuelan authorities issued on January 10, 2008 a decree transferring Sincor’s extra-heavy oil development operations in the Orinoco Belt to the new company.
Total, state-owned PDVSA and the Venezuelan Ministry of Energy and Mines finalized today the texts stipulated in June 2007 memorandum of understanding, which set out the new contractual terms and conditions governing PetroCedeño and the transferring process of Sincor into this company.
Under the terms of the final agreements, Total, which had held a 47% interest in Sincor, will have a 30.323% interest in PetroCedeño alongside PDVSA (60%) and Statoil (9.677%).
Total will be compensated with oil for the transfer of the 16.677% interest to PDVSA.
Note to Editors:
The Sincor Project:
•	Brought on stream in 2000.
• Two parts:	- Upstream development of the Zuata extra-heavy oil field in the Orinoco Belt.

- Downstream upgrading of the extra-heavy oil in a dedicated facility in Jose on the coast.
•	Production capacity of around 200,000 barrels of extra-heavy crude oil per day, corresponding to 180,000 barrels of synthetic crude per day.

•	Concession life: 25 years from the transfer of Sincor’s heavy oil development operations to PetroCedeño.
Total in Venezuela:
•	Interests of 69.5% in the producing Yucal Placer gas project and 49% in the offshore Plataforma Deltana Block 4, which is being explored for gas.

•	Total’s equity production in 2006: 96,000 barrels of oil equivalent per day.

•	Sustainable development programmes:
•	Micro-credit and health, cultural, education and biodiversity programmes.

•	Plans to install solar panels to provide electricity to 2,000 traditional Warao Indian dwellings in the Orinoco Delta.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com